November 20, 2013

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Popular, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 9, 2013

File No. 001-34084

Dear Ms. Hayes:

Reference is made to your letter dated October 29, 2013. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2012 filed on February 28, 2013 (the “2012 Form 10-K”), and Form 10-Q for the quarter ended June 30, 2013 filed on August 9, 2013 (the “Form 10-Q”).

In responding to the Staff’s comments, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results…, page 2

Critical Accounting Policies, page 11

Loans and Allowance for Loan Losses, page 15

1.	We note your response to our prior comment 5. Please address the following:

•	We understand the scenarios in which you utilize the recent loss trend adjustment rate(s); however, it is not clear to us how you calculate the cap percentile(s) used. Please explain in further detail. It may be helpful to provide us with an illustrative example of your computation.

Management’s Response:

As stated in our previous response letter, the purpose of the cap is to identify outliers in recent loss trends which we believe in our judgment are not reflective of the inherent losses in our loan portfolios. In determining the population in which the cap can be potentially applied, we first measure historical periods in which the trend loss rates (6-month net charge-off rates or “NCO 6”) were higher than the base loss rates (18-month net charge-off rates or “NCO 18”). To the extent NCO 6 are higher than the NCO 18, we establish the cap at the 95th percentile of the observations of such periods for each loan group. These caps are updated on an annual basis and consistently applied thereafter until the next annual revision. The current caps were calculated as of 12/31/2012 and will be revised as of 12/31/2013. The table included as part of our answer to your next question includes the number of historical periods used to determine the caps. The following steps explain in further detail the process followed to establish the current caps.

a.	Portfolio balances and NCO amounts were grouped into nine main categories: PR Mortgage, PR Personal, PR Revolving, PR Credit Cards, PR Auto, PR Leases, US Credit Cards, US HELOCs and US Other Consumer.

b.	Monthly Odds Ratios were generated by dividing the NCO 6 over the base loss rate over the look-back window considered. Instances where the resulting ratio was greater than ‘1’ indicated periods in which the NCO 6 was larger than the base loss rate.

c.	Periods which resulted in the Monthly Odds Ratio being greater than ‘1’ are selected in determining the cap (the determination of the cap is based on the cumulative periods in which the Monthly Odds Ratio was above 1 and is determined for each portfolio).

d.	The 95% percentile for these Monthly Odds Ratios was estimated, producing the caps.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

The ALLL for the Corporation would have changed by $690 thousand if the cap were not used as of September 30, 2013 and by $1.7 million if the cap were not used as of June 30, 2013. Both effects pertain to the Puerto Rico operations.

The following chart illustrates the PR Mortgage cap computation. The histogram on the left shows the distribution of all observations considered and the respective cap or 95th percentile at December 31, 2012. The graph on the right shows the Monthly Odds Ratio time series determined at December 31, 2012.

•	In addition to your proposed revised disclosures, please quantify the number of historical six-month periods used to calculate your cap percentile(s) of the recent loss trend adjustment rate(s) and indicate the maximum number of six-month periods considered in your look-back. Further, clarify if you place more weight on current periods or if you use some other approach to develop your cap percentile(s) of the recent loss trend adjustment rate(s) (e.g. a weighted average approach).

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

Management’s Response:

The following table summarizes the number of historical periods used to calculate our cap percentile(s) of the recent loss trend adjustment rates and the maximum number of six-month periods considered in our look-back analysis per loan group. Please see our response above which describes how the cap is determined. We do not place more weight on recent periods in determining the cap. We place more weight on recent periods to better capture recent loss trends through the recent loss adjustment as explained in our previous responses.

Current Trend Factor Caps
Portfolio Segment	Look-back Periods	Number of historical periods used	Number of six-month periods considered*
PR Mortgage	Jan. 2004 - Dec. 2012	91	65
PR Personal	Jan. 2004 - Dec. 2012	91	42
PR Revolving	Jan. 2004 - Dec. 2012	91	66
PR Credit Cards	Jan. 2004 - Dec. 2012	91	54
PR Auto	Jan. 2004 - Dec. 2012	91	48
PR Leases	Jan. 2004 - Dec. 2012	91	39
US Credit Cards	Apr. 2007 - Dec. 2012	52	24
US HELOCs	May. 2005 - Dec. 2012	75	41
US Other Consumer	May. 2005 - Dec. 2012	75	40

Notes:

*	Denotes periods where the 6 month NCO rate was greater than the 18 month NCO rate

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

•	Explain in greater detail why you changed your policy to eliminate the use of a cap in your commercial portfolio (i.e. in your recent loss trend adjustment); however, you continue to utilize a cap for your consumer and mortgage loan portfolios. In this regard, tell us if you considered removing the cap(s) or extending the lookback period to 12-months for your consumer and mortgage portfolios (similar to that used in your commercial portfolio). Discuss those factors you considered.

Management’s Response:

As previously disclosed, the rationale for the recent loss adjustment or Trend Factor is to account for inherent imprecision in reserve estimates and the lagging perspective in base loss rates. The rationale behind the cap is to limit excessive pro-cyclicality on changing economic periods embedded in recent Trend Factor adjustment and better capture the inherent losses in our loan portfolios. In our original ALLL framework, a six-month NCO look back period for all portfolios was selected for the recent loss adjustment as it captured the most recent loss trends at a point in time (i.e. 2008/2009) were credit quality conditions were expected to deteriorate. A shorter Trend Factor captures the rapidly deteriorating conditions.

During the first quarter of 2012, management completed a review of the ALLL in relation to current credit conditions. In performing the review, management studied the appropriateness of the commercial and construction recent loss adjustment by evaluating current market conditions, the expectation for future trends, and related implications for the ALLL methodology.

Given credit trends and expectations, management concluded that the recent loss adjustment or Trend Factor would no longer warrant such a short look-back period as expected credit performance had moderated from severely adverse. Consequently, NCOs were expected to moderate and exhibit seasonality driven by the annual loan review process. Therefore, management determined that a 12-month look back period for the commercial and construction Trend Factor would better align the inherent losses in the portfolio given expected credit performance and alignment of the recent loss adjustment with the loan review operating cycle. Finally, a 12-month recent loss adjustment for commercial and construction also results in symmetry with the recent loss adjustment for consumer and mortgage portfolios (that it equates to 1/3 of the 36 months base loss, which is consistent with the 6-month trend factor over the 18-month base loss for the consumer and mortgage portfolios).

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

Management subsequently eliminated the use of caps for the recent loss adjustment for the commercial portfolios given that this adjustment is aligned with a 12-month operating cycle and the need to lessen excessive pro-cyclicality decreases. Although, we have considered the use of a Trend Factor of 12 months for the consumer and mortgage portfolio, we have concluded that the shorter time frame is consistent with the shorter loss emergence period for consumer and mortgage loans. As a consequence, to limit excessive pro-cyclicality we have continued to utilize a cap for such portfolios.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 44

Long-Term Restricted Stock - 2012, page 51

2.	While we note from your response that grants of long-term restricted stock are “discretionary” and that you do not predetermine “specific incentive thresholds or targeted levels of achievements,” we continue to note that you appear to have established an incentive target for Mr. Vázquez’s business unit. In particular, we refer to disclosure on page 53 of your definitive proxy statement that BPNA, led by Mr. Vázquez, “significantly exceed[ed] target” and also note from page 14 of your response letter that Mr. Vázquez’s business unit “exceeded the expectations.” Please reconcile your response with the referenced disclosure and provide the 2012 target applicable to Mr. Vázquez’s business unit. Also, confirm that you will disclose all targets applicable to any named executive officer in future filings in the event targets or thresholds are used in compensation determinations.

Management’s response:

The reference contained on page 53 (Carlos J. Vázquez) to “target” actually refers to his organizational unit’s annual business plan goal, as opposed to a pre-established performance target that would trigger an equity incentive award grant on a formulaic basis. Banco Popular North America’s net income of $46 million exceeded the business plan goal by $34 million, mainly driven by a favorable variation in credit quality related to reduced net charge-offs and gains on the sale of OREO (Other Real Estate Owned) properties.

As indicated in our CD&A and our previous response to your Comment Letter, the Corporation’s compensation program under the US Treasury Department’s Capital Purchase Plan (“CPP”) is not based on achievement of specific pre-established incentive targets, but rather on the Compensation Committee’s review and assessment of the Corporation’s and each individual’s performance. The results of Mr. Vázquez’ business unit were one of several factors considered by the Compensation Committee in its discretionary determination of the 2012 CPP-compliant restricted stock awards (granted in February, 2013).

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

We would like to note that the description of Mr. Vázquez’ 2013 equity grant is in the CD&A section titled Overview of 2013 Compensation Decisions, which provides supplemental information for our stockholders related to key decisions made after year-end but prior to the Annual Meeting of Stockholders. The information in this section, including the grant of 10,983 shares of CPP-compliant restricted stock to Mr. Vázquez, will be disclosed in the Summary Compensation Table and related disclosures in our 2014 Proxy. In that disclosure, we will appropriately describe the factors considered by the Compensation Committee in its discretionary decision to grant CPP-compliant restricted stock in 2013 to all of our named executive officers.

In all future filings, we will disclose all targets applicable to any named executive officer in the event targets or thresholds are used in compensation determinations.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Consolidated Financial Statements, page 9

Note 21 - Commitments and contingencies, page 78 Other Significant Proceedings, page 80

3.	Please refer to our prior comment 10 and address the following:

•	We note your response that the FDIC has stated that it intends to pay all amounts not in dispute, but has not yet done so. Please revise future filings to disclose the expected payment date, if known, the amount no longer in dispute, and whether the FDIC has provided payment of any past due amounts owed.

Management’s Response:

The information contained in our September Form 10-Q was updated to include recent information and amount paid by the FDIC as follows:

As of September 30, 2013, BPPR had unreimbursed shared-loss claims of $541.3 million under the commercial loss share agreement with the FDIC. On October 21, 2013, BPPR received a payment of $143.1 million related to reimbursable claims from the FDIC. After giving effect to this payment, BPPR has unreimbursed claims of approximately $398.2 million, including $248.1 million related to commercial late stage real-estate-collateral-dependent loans, determined in accordance with BPPR’s regulatory supervisory criteria and BPPR’s charge-off policy for non-covered assets. If the reimbursement amount for these claims were calculated in accordance with the FDIC’s preferred methodology for late stage real-estate-collateral-dependent loans, the amount of such claims would be reduced by approximately $123.6 million. Please note that as explained in the second bullet point below, even if the FDIC were to prevail in the dispute, any actual losses incurred by BPPR would depend on a number of factors including whether those assets were resolved by June 30, 2015 and fluctuations in collateral values through June 30, 2015.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

On November 18, 2013, BPPR received an additional payment of $121.9 million. Our Form 10-K will be updated to include this information and any additional relevant information on this matter.

•	We note in your response to the third bullet that the $102.6 million is a static amount. Please clarify if this amount relates only to those losses currently in dispute or all loans that use the same valuation method that are included in your estimate of the fair value of the indemnification asset that could be disputed if the FDIC prevails in arbitration. If the latter is true, disclose an estimate of the total amount that would be in dispute if you continued to use the current methodology to determine losses on the relevant loan portfolio. Alternatively, you may provide disclosure of the maximum amount of loss or a range of possible loss.

Management’s Response:

The $102.6 million amount relates to those losses currently in dispute. The disclosure was updated in our September 2013 Form 10Q to incorporate the amount currently in dispute ($123.6 million) including the September 30, 2013 certificate filed on October 30th.

For the avoidance of doubt, even if the FDIC prevailed in the arbitration, the amount of value remaining in the indemnification asset would not be in dispute. The amount in dispute is the difference between the claims as submitted by BPPR and the claims as calculated by the FDIC and relates solely to those claimed shared-loss amounts for prior periods which remain unpaid by the FDIC in part or in whole.

Unlike the identifiable amount currently in dispute, the estimated impact of the dispute on future losses would require an estimate of the amount of the indemnification asset that BPPR would not be able to claim prior to the end of the shared-loss period on June 30, 2015 solely due to an adverse result to the dispute. The amount and timing of future claims until the end of the shared-loss period, however, will not be determined exclusively by the outcome of the dispute. Instead, future claims will be determined by a number of factors, most of which are unrelated to the dispute such as the direction of real estate values in Puerto Rico and the timing of the ultimate resolution of impaired assets. We understand, therefore, that any disclosure of estimated future losses and the impact to the indemnification asset specifically due to the outcome of the dispute will be based on a highly uncertain estimate, and will not result in an adequate disclosure nor will it provide our investors with useful information.

The estimated future losses, and their impact on the indemnification asset, will continue to be revised on a quarterly basis as part of the recasting process, and our quarterly filings will continue to disclose any material impact from such revisions. The indemnification asset will continue to be evaluated according to our quarterly loss estimates.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

November 20, 2013

•	Please refer to the fifth bullet and confirm that you will disclose your best estimate of the information provided in your response if it is not already included in the $102.6 million already disclosed.

Management’s Response:

The best estimate with the information available as of the filing of our third quarter 2013 Form 10Q was the $123.6 million disclosed in that Form 10Q. The information will continue to be updated for subsequent periods as charge offs are incurred during subsequent quarters.

*****

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-756-3982 or Jorge J. García, Senior Vice President and Corporate Comptroller, at 787-765-9800 ext. 506101.

Sincerely,

/s/ Carlos J. Vázquez

Carlos J. Vázquez

Executive Vice President and

Chief Financial Officer